FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON FEBRUARY 20, 2013

1.            DATE, TIME AND PLACE: On the twenty day of February 2013, at 9 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of February 5th, 6th and 7th, 2013, on pages 39, 49 and 41, respectively, and in “O Estado de São Paulo” newspaper, issues of February 5th, 6th and 7th, 2013, on pages B9, B11 and B7, respectively.

3.            QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held.

4.            MEETING BOARD:  Mr. Vitor Fagá de Almeida, Corporate Relations and Investor Relations Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of his Secretary.

5.            AGENDA:  Election of two (2) members to the Company´s Board of Directors, as replacements to Directors Geyze Marchesi Diniz and Pedro Paulo Falleiros dos Santos Diniz, all of which to hold office until the Company´s Annual General Shareholders’ Meeting of 2014.

6.            SUMMARY OF RESOLUTIONS:

6.1.         To registry the resignation of the members of the Board of Directors, Mr. Pedro Paulo Falleiros dos Santos Diniz and Mrs. Geyze Marchesi Diniz. The Chairman thanked the contribution of the directors for Company’s development achieved.

6.2.         To elect, by unanimous vote of the present, in order to make up the Company’s Board of Directors, for a term of office that ends in the Annual Shareholders’ Meeting to be held on 2014, Mr. Luiz Fernando Figueiredo, Brazilian citizen, married, business administrator, bearer of the Brazilian Identity Card RG nr. 8.536.780-1, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 013.124.158-35, and Mr. Cláudio Eugênio Stiller Galeazzi, Brazilian citizen, married, accountant, bearer of the Brazilian Identity Card RG nr. 2.312.869-0, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 381.876.128-00, both resident in the Capital of the State of São Paulo and domiciled at Avenida Brigadeiro Luís Antônio, nº 3142, Jardim Paulista.

6.3.         Consequently, shall now be part of the Board of Directors the hereunder members: Abilio dos Santos Diniz (Chairman); Arnaud Daniel Charles Walter Joachim Strasser (Vice Chairman), Luiz Fernando Figueiredo; Cláudio Eugênio Stiller Galeazzi; Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; Roberto Oliveira de Lima; Cândido Botelho Bracher; Guilherme Affonso Ferreira; Fábio Schvartsman; Pedro Henrique Chermont de Miranda; Jean-Charles Henri Naouri; Jean Louis Bourgier; Antoine Giscard D’Estaing; and Ulisses Kameyama.

7.            DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposal.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, February 20th, 2013. Signatures: Vitor Fagá de Almeida – Chairman; Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S/A (p.p. Marcelo Fernandez Trindade); and Toni Alexandre Sciarretta. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

_______________________________

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.